UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1 to Schedule 13D )*

RANGER OIL CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

70788V102

(CUSIP Number)

Tim Gray

2727 Allen Parkway, Suite 1850

Houston, Texas 77019

(713) 335-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Julian J. Seiguer, P.C.

Anne Peetz

Kirkland & Ellis LLP

609 Main St. 4700

Houston, TX 77002

(713) 836-3600

February 27, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 70788V102	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons: Juniper Capital II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 5,406,141(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,406,141
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 13.0%(2)
14.	Type of Reporting Person (See Instructions): PN

[1]

The Reporting Person has shared dispositive power with respect to 5,406,141 shares of Class A Common Stock (as defined below) that may be acquired upon the redemption or exchange of Common Units (as defined below), together with a corresponding number of shares of Class B Common Stock (as defined below), subject to certain conditions.

[2]

Based on 41,507,928 shares of Common Stock (as defined below) outstanding as of February 27, 2023 (the “Measurement Date”), including 18,958,930 shares of Class A Common Stock and 22,548,998 shares of Class B Common Stock.

CUSIP No. 70788V102	13D	Page 3 of 12 Pages

1.	Names of Reporting Persons: Juniper Capital III GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 17,142,857(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,142,857
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 41.3%(2)
14.	Type of Reporting Person (See Instructions): PN

[2]

The Reporting Person has shared dispositive power with respect to 17,142,857 shares of Class A Common Stock that may be acquired upon the redemption or exchange of Common Units, together with a corresponding number of shares of Class B Common Stock, subject to certain conditions.

[2]	Based on 41,507,928 shares of Common Stock outstanding as of the Measurement Date, including 18,958,930 shares of Class A Common Stock and 22,548,998 shares of Class B Common Stock.

CUSIP No. 70788V102	13D	Page 4 of 12 Pages

1.	Names of Reporting Persons: Juniper Capital Advisors, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 22,548,998(3)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,548,998
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 54.3%(2)
14.	Type of Reporting Person (See Instructions): PN; IA

[3]

The Reporting Person has shared voting power with respect to 22,548,998 shares of Class A Common Stock that may be acquired upon the redemption or exchange of Common Units, together with a corresponding number of shares of Class B Common Stock, subject to certain conditions. The Reporting Person currently has shared voting power over 22,548,998 shares Class B Common Stock. Each share of Class B Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the holders of Common Stock.

[2]	Based on 41,507,928 shares of Common Stock outstanding as of the Measurement Date, including 18,958,930 shares of Class A Common Stock and 22,548,998 shares of Class B Common Stock.

CUSIP No. 70788V102	13D	Page 5 of 12 Pages

1.	Names of Reporting Persons: Edward Geiser
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: United States

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 22,548,998(4)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 22,548,998(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,548,998
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 54.3%(2)
14.	Type of Reporting Person (See Instructions): IN

[4]

The Reporting Person has shared voting power with respect to 22,548,998 shares of Class A Common Stock that may be acquired upon the redemption or exchange of Common Units, together with a corresponding number of shares of Class B Common Stock, subject to certain conditions. The Reporting Person currently has shared voting power over 22,548,998 shares Class B Common Stock. Each share of Class B Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the holders of Common Stock.

[2]	Based on 41,507,928 shares of Common Stock outstanding as of the Measurement Date, including 18,958,930 shares of Class A Common Stock and 22,548,998 shares of Class B Common Stock.

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the Reporting Persons, pursuant to §240.13d-2(a), with respect to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Ranger Oil Corporation, a Virginia corporation (the “Issuer”). The Class A Common Stock and the Class B common stock, par value $0.01 per share of the Issuer (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) are treated as a single class for purposes of this Schedule 13D because they vote together as a single class. Each share of Class B Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the holders of Common Stock. This Amendment No. 1 amends and supplements (or in certain instances, amends and restates) the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on January 25, 2021 (the “Original Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given them in the Original Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 1 relates to the Class A Common Stock of the Issuer. The address of the Issuer’s principal executive officer is 16285 Park Ten Place, Suite 500, Houston, Texas 77084.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed by Juniper Capital II GP, L.P. (“Fund II GP”), a Delaware limited partnership, Juniper Capital III GP, L.P. (“Fund III GP”), a Delaware limited partnership, Juniper Capital Advisors, L.P. (“Advisors”), a Delaware limited partnership, and Edward Geiser, an individual resident of the State of Texas and citizen of the United States (collectively, the “Reporting Persons”).

Fund II GP has dispositive power over shares of Common Stock through its general partner interest in Juniper Capital II, L.P. (“Fund II”), a Delaware limited partnership and investment fund that was formed on September 22, 2014. Fund II holds Common Units (as defined below) and shares of Class B Common Stock, which together are redeemable or exchangeable for shares of Class A Common Stock, through its controlled and majority owned subsidiary, Rocky Creek Resources LLC (“Rocky Creek”), a Delaware limited liability company. Fund II’s agreement of limited partnership dictates that the disposition of a material interest held by Fund II, such as the investment in the Issuer, must be approved by two of the three members of the Investment Committee of Fund II GP, one of whom must be Edward Geiser. The day to day operations of Fund II are managed by Advisors, pursuant to a management agreement.

Fund III GP has investment power over shares of Common Stock through its general partner interests in Juniper Capital III, L.P. (“Fund III”), a Delaware limited partnership and investment fund that was formed on September 14, 2017, and Juniper Phoenix Partners, L.P. (“Phoenix”), a Delaware limited partnership and investment fund that was formed on June 3, 2020. Fund III and Phoenix hold Common Units and shares of Class B Common Stock, which together are redeemable or exchangeable for shares of Class A Common Stock, through their wholly-owned subsidiary, JSTX Holdings, LLC (“JSTX”), a Delaware limited liability company. Fund III’s agreement of limited partnership dictates that the disposition of a material interest held by Fund III, such as the investment in the Issuer, must be approved by two of the three members of the Investment Committee of Fund III GP, one of whom must be Edward Geiser. Phoenix does not have a separate investment committee, and it is bound by any and all decisions made by the Fund III GP Investment Committee on behalf of Fund III. The day to day operations of Fund III and Phoenix are managed by Advisors pursuant to separate management agreements.

Advisors, through separate management agreements, has the authority to direct voting of shares of Common Stock beneficially owned by Fund II, Fund III and Phoenix. Advisors currently has voting authority with respect to shares of the Issuer’s Common Stock beneficially owned by Fund II (Rocky Creek) and each of Fund III and Phoenix (through JSTX). Advisors was formed on July 24, 2014, is a registered investment advisor under the Investment Advisers Act of 1940, as amended, and is principally engaged in the business of advising private funds and separate accounts that invest in securities for which it or its subsidiary serves as, direct or indirect, investment manager, including Fund II, Fund III and Phoenix. Advisors is controlled by its general partner, Juniper Capital Advisors GP, LLC. Edward Geiser is the sole member of Juniper Capital Advisors GP, LLC.

We refer to Advisors, Fund II, Fund III, Phoenix, Fund II GP and Fund III GP as the “Juniper Parties.”

The principal address of the Juniper Parties is 2727 Allen Parkway, Suite 1850, Houston, Texas 77019. Additional information called for by this item with respect to Edward Geiser and the current members of the Investment Committees of Fund II GP and Fund III GP is contained in Schedule A attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons or any of the members of the Investment Committees of Fund II GP or Fund III GP have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Purpose of Transaction.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On October 6, 2021, Rocky Creek exchanged its 54,061.41 shares of Series A Preferred Stock for 5,406,141 shares of Class B Common Stock, pursuant to the Contribution and Exchange Agreement, dated October 6, 2021. Rocky Creek may elect to have each Common Unit, together with 1 share of Class B Common Stock, held by it, redeemed at any time for, at the Issuer’s option, either (a) one share of Class A Common Stock or (b) a cash payment equal to the average of the volume-weighted closing price of one share of Class A Common Stock for the five trading days prior to the date Rocky Creek delivers a notice of redemption for each Common Unit and each share of Class B Common Stock redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications), subject to customary holdbacks for any pending indemnification claims.

On October 6, 2021, JSTX exchanged its 171,428.57 shares of Series A Preferred Stock for 17,142,857 shares of Class B Common Stock, pursuant to the Contribution and Exchange Agreement, dated October 6, 2021. JSTX may elect to have each Common Unit, together with 1 share of Class B Common Stock, held by it, redeemed at any time for, at the Issuer’s option, either (a) one share of Class A Common Stock or (b) a cash payment equal to the average of the volume-weighted closing price of one share of Class A Common Stock for the five trading days prior to the date JSTX delivers a notice of redemption for each Common Unit and each share of Class B Common Stock redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications).

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On February 27, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and between Baytex Energy Corp., a company incorporated under the Business Corporations Act (Alberta) (“Parent”) and the Issuer. It is contemplated by the Merger Agreement that at a later date, but in any event prior to the Issuer’s shareholder meeting relating to the approval of the Company Merger (as defined below), an indirect wholly owned subsidiary of Parent (such subsidiary, the “Merger Sub”) will be added to the Merger Agreement by joinder. The Merger Agreement, among other things, provides for the combination of the Issuer and Parent through the merger of Merger Sub with and into the Issuer (the “Company Merger”), with the Issuer continuing its existence as the surviving corporation following the Company Merger as a direct wholly owned subsidiary of Parent. The transactions contemplated by the Merger Agreement, including the Company Merger, are referred to as the “Transactions.” The boards of directors of the Issuer and Parent have unanimously approved the Merger Agreement and the consummation of the Transactions.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached as Exhibit 7 hereto and is incorporated by reference herein.

Company Support Agreement

In connection with the execution of the Merger Agreement and pursuant to the terms and conditions set forth under an Agreement and Plan of Merger, Parent entered into a support agreement (the “Company Support Agreement”) with the Juniper Parties. Pursuant to the Company Support Agreement, the Juniper Parties, among other things, agreed to (i) vote in favor of the Company Merger and (ii) prior to the effective time of the Company Merger (the “Company Merger Effective Time”), exercise their right to exchange all of their common units in ROCC Energy Holdings, L.P., a partnership subsidiary of the Issuer (the “Common Units”), and shares of Class B Common Stock for shares of Class A Common Stock.

The Company Support Agreement will automatically terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms; (b) the Company Merger Effective Time; (c) as to a Juniper Party, the date of any modification, waiver or amendment to the Merger Agreement effected without such Juniper Party’s consent that reduces the Merger Consideration (as defined in the Merger Agreement) to be received by such Juniper Party or extends the Outside Date (as defined in the Company Support Agreement); and (d) the mutual written consent of the parties thereto; provided, however, the covenants and agreements set forth in Sections 4 and 5 of the Company Support Agreement shall survive a termination pursuant to subsection (b). If Parent has failed to hold its shareholder meeting for the purpose of obtaining the required approval under the Merger Agreement (the “Parent Shareholder Approval”) no later than the 60th day following the date the registration statement on Form F-4 is initially filed with the SEC, then if at any time prior to receipt of Parent Shareholder Approval a Company Change of Recommendation (as defined in the Merger Agreement) in accordance with Section 6.3(e) of the Merger Agreement occurs, the Company Support Agreement shall automatically terminate (without any further action of the parties).

The foregoing description of the Company Support Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Company Support Agreement, a copy of which is attached as Exhibit 8 hereto and is incorporated by reference herein.

Item 5. Interests in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 41,507,928 shares of Common Stock issued and outstanding on the Measurement Date, as determined at the time the parties entered into the Merger Agreement and Company Support Agreement. Each Common Unit (along with a corresponding share of Class B Common Stock) beneficially owned by the Reporting Persons will be redeemable for shares of Class A Common Stock on a one-to-one basis, representing the following percentages of the shares of Common Stock outstanding:

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Ownership in the Issuer
Fund II GP(1)	5,406,141	13.0%
Fund III GP(1)	17,142,857	41.3%
Advisors(1)	22,548,998	54.3%
Edward Geiser(1)	22,548,998	54.3%

(1)

Pursuant to separate management agreements, Advisors has voting power over the aggregate 22,548,998 shares of Common Stock beneficially owned by Fund II GP and Fund III GP. Edward Geiser is the sole member of the general partner of Advisors.

(b)	The following indicates the number of shares of Common Stock as to which each of the Reporting Persons will have, as of the close of business on February 27, 2023:

(i)	Sole power to vote or to direct the vote;

(ii)	Shared power to vote or to direct the vote;

(iii)	Sole power to dispose or to direct the disposition; or

(iv)	Shared power to dispose or to direct the disposition.

Name of Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Fund II	0	0	0	5,406,141
Fund III	0	0	0	17,142,857
Advisors(1)	0	22,548,998	0	0
Edward Geiser	0	22,548,998	0	22,548,998

(1)

Advisors currently has voting power over the 22,548,998 shares of Class B Common Stock beneficially owned by Fund II, Fund III and Phoenix. Each share of Class B Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the holders of Common Stock.

(c)	The responses to Items 2 and 3 are incorporated herein by reference for a description of any transactions in the class of securities reported on that were effected during the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the incorporation of the information provided in Item 4.

Item 7. Material to be filed as Exhibits

Exhibit Number	Description of Exhibits
7	Agreement and Plan of Merger, dated as of February 27, 2023, by and between Baytex Energy Corp. and Ranger Oil Corporation (incorporated by reference to Exhibit 2.1 to Ranger Oil Corporation’s Current Report on Form 8-K (File No. 001-13283) filed with the Securities and Exchange Commission on February 28, 2023).

8	Company Support Agreement, dated as of February 27, 2023, by and among Rocky Creek Resources, LLC, JSTX Holdings, LLC and Baytex Energy Corp.

[The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2023

Juniper Capital II GP, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

Juniper Capital III GP, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

Juniper Capital Advisors, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Executive Managing Director

/s/ Edward Geiser
Edward Geiser

Schedule A

Pursuant to Instruction C to Schedule 13D, the below information relates to the current members of the Investment Committees of each of Juniper Capital II GP, L.P. (“Fund II GP”) and Juniper Capital III GP, L.P. (“Fund III GP”). Each of the individuals listed below is a citizen of the United States. Additionally, unless otherwise indicated, none of the below individuals share voting or dispositive power over any shares of Common Stock of Ranger Oil Corporation, except in their capacity as an Investment Committee member or, in the case of Edward Geiser, as described in this Schedule 13D.

The members of the Investment Committees of each of Fund II GP and Fund III GP are as follows:

Name	Present Principal Occupation or Employment	Principal Business Address
Edward Geiser	Executive Managing Director of Juniper Capital Advisors, L.P.	2727 Allen Parkway Suite 1850 Houston, Texas 77019

Richard Gordon	Senior Advisor to Juniper Capital Advisors, L.P.	2727 Allen Parkway Suite 1850 Houston, Texas 77019

Kevin Cumming	Managing Director of Juniper Capital Advisors, L.P.	2727 Allen Parkway Suite 1850 Houston, Texas 77019